UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ADOLOR CORPORATION

(Name of Subject Company)

ADOLOR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Classes of Securities)

00724X102

(CUSIP Number of Classes of Securities)

John M. Limongelli

Senior Vice President,
General Counsel and Secretary

Adolor Corporation

700 Pennsylvania Drive
Exton, PA 19341

(484) 595-1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications

On Behalf of the Person(s) Filing)

Copy to:

James A. Lebovitz

Ian A. Hartman

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA  19104

(215) 994-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 4 (this “Amendment No. 4”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) as originally filed with the Securities and Exchange Commission (“SEC”) on November 7, 2011, and amended by Amendment No. 1 filed with the SEC on November 10, 2011, Amendment No. 2 filed with the SEC on November 14, 2011 and Amendment No. 3 filed with the SEC on November 15, 2011, by Adolor Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 4 relate to the tender offer by FRD Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated November 7, 2011 and amended from time to time, filed by the Purchaser and the Parent, to purchase all of the outstanding Shares at a purchase price of $4.25 per Share in cash, plus one non-transferable contingent payment right for each Share, which shall represent the right to receive up to $4.50 in cash subject to the fulfillment of certain conditions and/or the attainment of certain milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011, and in the related Letter of Transmittal, dated November 7, 2011, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 4, except that such information is hereby amended to the extent specifically provided herein.

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by deleting the first and second paragraphs under the heading “Recent Developments” and replacing them in their entirety with the following:

“On October 25, 2011, a lawsuit was filed in the Court of Common Pleas of Chester County, Pennsylvania, Civil Division against the Company, each member of the Company Board, Parent and the Purchaser (as amended, the “Moskal Complaint”). The action is brought by Stanley L. Moskal, who claims to be a stockholder of the Company, on his own behalf, and seeks certification as a class action on behalf of all of the Company’s stockholders, except the defendants and their relations and affiliates. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to the Company’s stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court’s entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses.  On November 9, 2011, the plaintiff amended the complaint to allege that this Schedule 14D-9 is materially misleading.  The Company and the Company Board believe the allegations in the complaint are without merit.

The foregoing summary and the information are qualified in their entirety by reference to the Moskal Complaint, a copy of which has been filed as Exhibit (e)(30) hereto and is incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby amended by deleting the seventh and eighth paragraphs under the heading “Recent Developments” and replacing them in their entirety with the following:

“Additionally, on November 1, 2011, a purported stockholder of the Company filed a lawsuit in the Court of Chancery of the State of Delaware against the Company, each member of the Company Board, Parent and the Purchaser (as amended, the “Fellman Complaint”). This action purports to be brought individually by the plaintiff, Thomas Fellman, and on behalf of all of the Company’s stockholders. The suit alleges that each member of the Company Board breached his fiduciary duties owed to the Company’s stockholders in connection with the Offer and the Merger and further alleges that the Company, Parent and Purchaser aided and abetted the Company Board’s breach of fiduciary duties. The complaint seeks, among other things, injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court’s entry of final judgment, rescission of the Offer or awarding recissory damages to the plaintiff and the class. Additionally, the complaint seeks an award of damages and costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses. On November 11, 2011, the plaintiff amended the complaint to allege that the defendants breached their fiduciary duty of disclosure.  The Company and the Company Board believe the allegations in the complaint are without merit.

The foregoing summary and the information are qualified in their entirety by reference to the Fellman Complaint, a copy of which has been filed as Exhibit (e)(34) hereto and is incorporated herein by reference.”

Item 9.    Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by deleting the references to Exhibits (e)(30) and (e)(34) and replacing them in their entirety with the following exhibits:

Exhibit No.	Description
(e)(30)	Amended Complaint filed on November 9, 2011 in Court of Common Pleas of Chester County, Pennsylvania, Civil Division
(e)(34)	Amended Complaint filed on November 11, 2011 in Court of Chancery of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADOLOR CORPORATION

	By:	/s/ John M. Limongelli
	Name:	John M. Limongelli
	Title:	Sr. Vice President, General Counsel and Secretary

Dated: November 17, 2011